BEZEQ INVESTOR PRESENTATION

MARCH 19, 2020

Bezeq

Forward-Looking Information and Statement

This presentation contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This presentation includes revenue and other figures that are based on external sources and various surveys and studies. Bezeq is not responsible for the content thereof. The information included in this presentation is based on information included in Bezeq's public filings. However, some of the information may be presented in a different manner and/or breakdown and/or is differently edited. In any event of inconsistency between Bezeq's public filings and the information contained in this presentation - the information included in the public filings shall prevail.

The information contained in this presentation or which will be provided orally during the presentation thereof, does not constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Bezeq or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Bezeq. The presentation does not constitute a recommendation or opinion or substitute for the discretion of any investor.

Bezeq Group - Operational Preparation for Coronavirus Outbreak

Bezeq Fixed-Line and key Group companies are defined as a "vital enterprise". The companies are prepared for emergency situations and the provision of continuous service to customers

- At this time, reliable telecommunications services is highly important, and this is a core strength the Bezeq Group built over many years. As a result of the situation, there is an increase in demand for certain services and a decrease in other services
- As of February, the companies have begun special preparations for technological readiness and full inventories in order to ensure customer service continuity
- A dedicated Bezeq unit has been established that is in contact with the State's emergency services and the Ministry of Health and the companies are following all the guidelines
- The scope of work from home has increased - approximately 50% of all call center employees are working from home
- The technicians and infrastructure workers are providing full service, and if necessary, with appropriate protection
- The companies are responding to many requests for remote work projects (Bezeq and Bezeq International) and are providing the maximum response to the sharp increase in the number of service center calls
- Bezeq International significantly increased its Internet bandwidth in response to customer demand

Bezeq - Largest Telecom Group in Israel (2019)

Adjusted EBITDA*of NIS **3.7** billion

Revenues of NIS **8.9** billion

Debt Ratings: **ilAA-, Aa2.il**

1.6 million broadband lines

1.7 million fixed access lines

555,000 Pay-TV customers

2.3 million cellular subscribers

*EBITDA adjusted for other operating expenses/income, net and one-time losses from impairment of assets

Bezeq Group Vision and Strategy

Group Vision

To lead the telecommunications market in Israel, providing a full range of telecommunications products and services for the private and business markets and striving for continuous improvement in its operating results

Group Strategy

- Lead the telecommunications market through the ownership and operation of quality and advanced infrastructures, and provide the best service while fully complying with regulatory restrictions
- To meet the technology, business and service-oriented needs for all telecommunications requirements of the Company's customers
- To focus exclusively on Israel's domestic market
- Emphasis on the Group's profitability in the medium term, rather than market share, as a strategic goal
- Strive for financial stability and improvement in aggregate results with ongoing efficiency and risk management
- Until the removal of structural separation is complete, the Group will operate in two business units (Fixed-Line and Subsidiary companies)

5

2019
Financial Results

Extraordinary Items in 2019 Financial Results

The financial results in 2019 were impacted by four extraordinary items

- Write-off of the tax asset in respect of losses from yes of NIS 1.166 billion
- Impairment loss in Pelephone assets of NIS 951 million
- Impairment loss in Bezeq International assets of NIS 102 million
- Capital gains of NIS 403 million for the sale of the “Sakia” complex

Bezeq Group - Revenues| NIS Million



Bezeq International
yes*
Pelephone
Bezeq
9,789
1,537
1,650
2,546
4,244
9,321
1,391
1,473
2,443
4,196
8,929
1,339
1,345
2,362
4,073
2017
2018
2019

Bezeq Group - Salary Expenses, net | NIS Million

Bezeq Group

Gross Salary Expenses

CAGR (2.0%)



2,576
2,571
2,472
2017
2018
2019

Bezeq

CAGR 1.1%



891
912
911
2017
2018
2019

Pelephone

CAGR (1.4%)



384
379
373
2017
2018
2019

yes*

CAGR (7.6%)



245
233
209
2017
2018
2019

*yes-proforma numbers

Bezeq International

CAGR (10.8%)



328
300
261
2017
2018
2019

Bezeq Group - Salary Expenses, net | NIS Million


2,005
21
(5)
(28)
(12)
11
1,992
(1)
(6)
(39)
(17)
4
1,933
2017
Bezeq Fixed Line
Pelephone
Bezeq International
yes
Other*
2018
Bezeq Fixed Line
Pelephone
Bezeq International
yes
Other*
2019

* Other – Bezeq Online and Walla

Bezeq Group - Operating & General Expenses* | NIS Million

Bezeq Group


3,891
3,379
3,263
2017
2018
2019


Bezeq
677
596
565
2017
2018
2019


Pelephone
1,698
1,402
1,373
2017
2018
2019


yes*
957
956
895
2017
2018
2019


Bezeq International
903
778
782
2017
2018
2019

*2017 - Before adoption of accounting standard IFRS 16

**yes –proforma numbers

Bezeq Group - ADJUSTED EBITDA* | NIS Million

Bezeq Group


3,893
3,950
3,733
2017
2018
2019


Bezeq
2,676
2,688
2,597
2017
2018
2019


Pelephone
464
662
616
2017
2018
2019


yes*
448
284
241
2017
2018
2019


Bezeq International
306
313
296
2017
2018
2019

*EBITDA adjusted for other operating expenses/income, net and one-time losses from impairment of assets

**yes –proforma numbers

2017 - Before adoption of accounting standard IFRS 16

Bezeq Group - Net Profit/Adjusted Net Profit* | NIS Million


Net Profit
Adjusted Net Profit
1,235
1,308
983
950
(1,066)
(1,087)
2017
2018
**2019

*Adjusted for other expenses/income, net and one-time losses from impairment of assets
** Includes one-time financing expenses, net of NIS 79 million for fees paid for the early repayment of debt as well as financing expenses of NIS 89 million in respect of provisions for employee benefits

Bezeq Group - Gross CAPEX* and CAPEX/Sales | (NIS millions)

Bezeq Group



1,530
16%
1,727
19%
1,551
17%
2017
2018
2019



Bezeq
825
19%
976
23%
881
22%
2017
2018
2019
Pelephone
310
12%
310
13%
293
12%
2017
2018
2019
yes*
235
14%
298
20%
239
18%
2017
2018
2019
Bezeq International
142
9%
127
9%
128
10%
2017
2018
2019

- Bezeq Group and Fixed-Line CAPEX includes NIS 121m for Permit Fees and Purchase Tax in 2018 and NIS 74m for Betterment Levy in 2019 in connection with the sale of the "Sakia" complex

Bezeq Group - KPIs



Subscribers
(end of quarter, in thousands)
Cellular
Access Lines
Retail Broadband Lines
Wholesale Broadband Lines
TV
2,205
2,224
2,263
2,310
2,336
1,818
1,792
1,768
1,743
1,718
1,030
1,011
1,001
988
983
626
624
612
601
592
574
568
565
558
555
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019



ARPU (NIS)
206
200
198
198
198
96
96
97
98
98
66
63
64
65
60
51
50
49
49
48
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019

Bezeq Fixed Line

Bezeq Fixed-Line – Slowdown in Retail Customer Churn (000'S)



1,166
1,149
1,124
1,103
1,079
1,062
1,046
1,030
1,011
1,001
988
983
(1.5%)
(2.2%)
(1.9%)
(2.2%)
(1.6%)
(1.5%)
(1.5%)
(1.8%)
(1.0%)
(1.3%)
(0.5%)
Q1-2017
Q2-2017
Q3-2017
Q4-2017
Q1-2018
Q2-2018
Q3-2018
Q4-2018
Q1-2019
Q2-2019
Q3-2019
Q4-2019

Bezeq Fixed-Line - Focus on Customer Premises

Value added services (cyber protection, anti-virus and network support)

Home products - ensuring broadband Internet quality (Bspot, Mesh)

BE router = high quality broadband Internet



Bezeq Fixed-Line - Full WiFi Differentiation
with High Quality Broadband Internet at Home

Improve broadband experience and customer retention through BE router and Bspot/Be Mesh services

Customers with BE router
(in thousands)


100
159
215
272
321
Q4/2018
Q1/2019
Q2/2019
Q3/2019
Q4/2019


Bspot
Be Mesh
Be Router
WIFI Repeater

~ One-third of the Company's retail customers chose to connect via the BE router experience

Bezeq Fixed-Line - Average Revenue Per User (ARPU), NIS

Ongoing **increase** in ARPU due to expansion and deepening of focus on customer premises as well as value added services



ARPU (Retail)
97
CAGR 3.8%
93
90
2017
2018
2019

Bezeq Fixed-Line - Excellent Customer Service and Satisfaction Increasing from Year to Year

Private Customer Satisfaction compared to competitors - **Service Centers**

(Average customers in technical and service centers)



Bezeq
55%
53%
27%
30%
18%
25%
22%
14%
2015
2016
2017
2018
2019

Bezeq Customer Satisfaction - **Technician Services**



8.9
9.1
9.3
9.4
9.5
Q2 2016
Q2 2017
Q2 2018
Q2 2019
Jan-20

Source: Satisfaction survey, Tvuna Marketing, 2019

Bezeq Fixed-Line - Leading the Business Sector through Advanced Telecommunication Solutions Supported by Bezeq's High Quality Infrastructure

Bezeq empowers its services in the business sector while providing tailor-made solutions to meet customer needs

Business Communication Solutions

Virtual Exchanges|Bcam|Smart Businesses| Bwifi |Remote Backup|Cyber|IPC|Hosted IPT

Integration Solutions

Managed Switches|Call Center|Data Security|Vcloud

Simplifying service and sales processes through digitalization of client interfaces

Bezeq Mkt Share in Business Telephony*
(Based on MOC measurement, annual avg)


73.0%
74.6%
75.5%
78.0%
2016
2017
2018
2019

Bezeq Fixed Line - A Leader in High Quality Service for the Business Market

Customer satisfaction from professionalism of representatives for business market (out of 10) - compared to competitors


9.0
7.0
7.7
7.6

Source: Business Customer Research conducted through the TNS Research Institute, 2019

Business Customer premises - integrated solutions in several areas

1


Upgraded
Equipment

Core and Access
Switches; Routers

2


SYSTEM

Server Management;
Workstation Management;
Sale of Licenses

3


VOICE

Cloud Switches for ENT
Call Center Solutions

4


Data
Security

FW Core and Access
BCyber Active Soc
NAC

Nationwide Distribution of Data Center Sites


Haifa
Afula
Netanya
Kfar Saba/Raanana
Tel Aviv/Jaffa
Petach Tikvah
Ben Gurion Airport
Yehud
Jerusalem
Reut
Beer Sheva

- 2 advanced centers in Jerusalem & Tel Aviv
- 10 boutique centers for business customers

Bezeq Fixed-Line - Retail Market Activities

In 2019 Bezeq, Fixed-Line entered the terminal equipment market - through the sale of smartphones and televisions in the first stage and the offering will expand to additional end-user equipment in the future

- New **points of sale** nationwide
- Rapid growth in sales through **ecommerce site**


319%
Q3/2017
Q4/2017
Q1/2018
Q2/2018
Q3/2018
Q4/2018
Q1/2019
Q2/2019
Q3/2019
Q4/2019
SMARTPHONES


בזקסטור
תמיכה
החשבון שלי
שירותי בזק
TUNE 220 TRUE WIRELES
SOUNDSPORT FREE BT
Mi True Wireless Earbuds
20% הנחה
PANASONIC KX-TG6811
PANASONIC KX-TG6812
PANASONIC KX-TG6813
Askey
Edimax
TP Link
AC1500
AC750

Bezeq Fixed-Line - Sales of Redundant Assets

Actions Taken

- The sale of the “Sakia” complex resulted in capital gains of NIS 403 million and net cash flow of NIS 259 million in 2019

- The Company signed an agreement to transfer Bezeq's headquarters from Tel Aviv to Holon in 2021. The move is expected to save tens of millions of shekels in operating expenses

Plan

- Additional real estate sites are expected to be sold in 2020

Bezeq Fixed-Line - Continued Employee Streamlining

In 2019, 267 employees left the Company as part of the employee streamlining plan



Number of Employees
CAGR (3.0%)
5,582
5,494
5,256
2017
2018
2019

In Q4 2019, the Company recorded a provision of NIS 130m for the retirement of 140 permanent employees and 60 employees with flexible status

Decrease of NIS 30m in gross salary expenses

The decrease was offset by a reduction in capitalized salaries

Bezeq Fixed-Line – Decrease in Operating Expenses (NIS m)

Total Operating Expenses (NIS m)


677
596
565
2017
2018
2019

Total Operating Expenses (NIS m) - Excluding Terminal Equipment & Materials


633
554
492
2017
2018
2019

Subsidiaries

Pelephone

Bezeq International

yes.

yes. Israel's Favorite Content Brand*

Leading Content:
Original, diverse and high quality;
Top class international content



Advanced and widest streaming service in Israel;
Quality viewing experience



Brand with the highest customer satisfaction


Quality
Customer
Efficiency
Service
Reliability

Key awards in 2019:

- ✓ 21 awards at the Israeli Academy
- ✓ First prize for best TV series in Zurich Festival

Welcome to Gaza

Fauda Returns!


yes.

Launch of a new and talked-about season for Fauda!

- The rise of the third season of Fauda (local production) in December 2019
- The series receives particularly high viewing
- Extensive media engagement in the series launch and event

*According to the Globes index of 2018

yes. Launch of yes+ - Strategic Collaboration with Apple TV

Premium yes service alongside satellite - a significant step in the IP migration program





- Advanced and widest streaming service in Israell
- Collaboration with Apple including a unique pricing model that offers the customer Apple TV 4K in a rental model without the need to purchase the device alongside additional benefits
- Easy and convenient access to international apps alongside collaboration with Netflix, Google and IMDB whose ratings are integrated into the interface
- Available in Android TV platform during Q1 2020
- Premium yes service alongside satellite - a significant step in the IP migration program

yes. Transition to IP Broadcasting to Enhance Viewing Experience and Reduce Costs

yes began the gradual migration from satellite to IP broadcasting through an advanced IP infrastructure in order to significantly upgrade the viewing experience as well as allow for the transfer of operations over the Group's infrastructure

- Over the next few years, yes will gradually replace set top boxes until full transition to IP service
- The fixed cost for the external satellite infrastructure will be replaced by the use of the Group's infrastructures
- Logistical flexibility and decrease in expenses such as: acquisition of set top boxes, installation and service costs
- Shelf STBs to replace tailor-made to provide flexibility
- yes offers diversified and customized plans in IP: yes+ for premium and StingTV for low cost

In Q4 2019 yes began migrating customers through the launch of the yes+ service

yes. Reducing Subscriber Churn



608
603
597
587
580
582
584
574
568
565
558
555
Q1-2017
Q2-2017
Q3-2017
Q4-2017
Q1-2018
Q2-2018
Q3-2018
Q4-2018*
Q1-2019
Q2-2019
Q3-2019
Q4-2019

Decrease in subscriber churn in recent months mainly due to improved STING service and launch of yes+

*Q4 2018 includes a retroactive adjustment of 7,000 subscribers due to a change in the definition of a business subscriber

Bezeq International

Bezeq International - Largest ISP in Israel and a leader in Business Solutions

Leader

- Leading ISP in Israel
- Advanced value-added services for Internet customers
- Operates high quality infrastructure including ownership of submarine cable


CYBERWALL

Wide Range of Business Solutions

- ICT solutions for business sector
- Growth engines and diversified solutions: cyber; cloud for businesses; DR, storage and backup
- Wide distribution of data centers
- Professional services in the areas of installation; service and project management in cyber security networking and systems

Bezeq International is a significant player in a growing market

Bezeq International - Launch of Fifth Data Center

Bezeq International launches its Fifth Data Center



- Bezeq International's Data Centers network is a global network of 12 facilities in Israel and abroad
- The network is based on Bezeq International's underwater cable infrastructure and the only one based on three separate routes abroad, which allows for maximum durability
- An advanced and diversified range of hosting services, virtual servers and cloud solutions
- Global DR Solutions - The network has 7 facilities abroad: United States, England, Germany, Italy, Cyprus, France and Hong Kong

Bezeq International's Data Center network facilities are the most widely deployed in Israel

Pelephone - Growth Alongside Innovation

Pelephone

Subscriber Growth



- Subscriber growth for over 4 consecutive years
- Wide retail distribution
- Advanced cellular network in Israel
- Leading operator in business sector and cellular provider for Government offices

Innovation

Connected cars, PTT, IOT, Big Data, Cyber, Cloud, ESIM

Frequency Tender

Pelephone is preparing for the frequency tender published by the MOC. The frequencies will also be used for 5G

* GSM organization has stated that Pelephone is one of 39 networks in the world using advanced technologies

Pelephone - Ongoing Subscriber Growth


1,659
1,663
1,696
1,729
1,760
1,799
1,817
1,831
1,842
1,866
1,895
1,910
Q1-2017
Q2-2017*
Q3-2017
Q4-2017
Q1-2018
Q2-2018
Q3-2018
Q4-2018
Q1-2019
Q2-2019
Q3-2019
Q4-2019

Growth in the number of subscribers for four consecutive years mainly offset the decrease in prices and resulted in a significant slowdown in the erosion of revenues

*After adjusting for disconnection of CDMA subscribers in Q2 2017

Subsidiaries

Key Processes - Synergies and Streamlining

Pelephone

Bezeq International

yes.

Starting point: End of 2018

Three leading telecommunications companies in their fields- Dealing with a market crisis and decreases in revenues and profitability

Pelephone

yes.

Bezeq International

Pelephone Bezeq International yes. Purpose of synergies



2019 was a significant year in laying the foundations for organizational and commercial infrastructures for the implementation of synergies between yes, Pelephone and Bezeq International

Goal of synergies

- Promote a variety of packages and solutions to customers, while reducing expenses and meeting business goals
- Improve profitability
- Reduce costs by introducing shared services
- Increase benefit to customer
- Create synergy of operative, technological and downstream capabilities



41

2019: Key Organizational Processes

- Appointed one unified management team for the three companies that streamlined the decision-making process alongside savings of tens of millions of shekels a year
- Signed agreements with three companies that allow for the realization of synergies and streamlining, thus reducing the workforce by a total of over 1,000 employees in the next two years
- Joint procurement and handling of key contracts

The companies were able to take significant initiatives in the short term, which are the basis for meeting the synergy goals

Pelephone Bezeq International yes.

2019: Key Business Processes

Launch of triple play – yes and Bezeq International

Launch of yes+ streaming service

Gradual transition from satellite to IP broadcasting

Signed contract for fifth data center – Bezeq International

Agreement to transfer Pelephone's corporate headquarters to Petach Tikvah

Signed agreement for unified CRM system

Synergies in Customer Interface

Building infrastructures for the use of shared resources and improving marketing ability for customers of the three companies



- ONE STOP SHOP for the companies' distribution channels
- Sale of TV services to Internet customers and vice versa
- Synergy in sales and services for the benefit of customers and the three companies on issues such as:
  - Use of Pelephone's frontal channels to provide services and sales of Bezeq international and yes services
  - Sales of cellular services by yes technicians
  - Installation of Internet router and STING at the same visit by Bezeq International / yes technicians

Subsidiary Companies - Decrease in Salary Expenses (NIS m)


953
909
843
12%
2017
2018
2019

12% decrease in salary expenses over the last two years

45

Subsidiary Companies - Decrease in Operating Expenses* (NIS m)



5,324
5,234
5,047
5%
2017
2018
2019

5% decrease in operating expenses

*Excluding provisions for early retirement of employees and legal claims
yes – pro forma numbers

Bezeq Group - Financial Debt

Bezeq Group - Financial Debt

Bezeq's responsible and prudent management of all financial aspects of the Company will provide financial flexibility and ensure its long-term financial strength

- Principles of financial debt management:
  - Continue to adapt the Company's debt structure to its needs
  - Seek to maintain prudent debt coverage ratios and AA credit rating range
  - Operate with high cash balances

Bezeq Group - Financial Debt - Actions Taken in 2019

- **Capital raising** of NIS 1.87 billion –
  - NIS 800 million from private and bank loans at average duration of 6.8
  - Additional capital raised on the Tel Aviv Continuous Institutional Trading System (TACT) through two new debenture series (11 and 12) which were issued at longer average durations of 7.7 and 8.25
- **Early repayments** of debt of NIS 1.83 billion of a number of loans from institutions and banks
- **Repurchase** of NIS 444 million of the Company's Series 7 Debentures
- **Exchange** of NIS 300 million of the Company's Series 6 Debentures for private placement of NIS 337.5 million of the Company's Series 12 Debentures
- The **average duration** of debt **increased** from 3.5 to 4.4 through the raising of long-term debt and repayment of short-term debt while reducing overall net debt

Debt Duration


3.8
3.5
4.4
2017
2018
2019

Bezeq Group - Debt Continues to Decrease | (NIS millions)


Gross Debt
Net Debt
11,861
11,179
9,558
9,391
8,885
7,963
2017
2018
2019

Bezeq Group - Financial Debt

Financial Debt



Banks
19%
Continuous
Institutional
Trading System
(TACT)
15%
Institutions
16%
Tradable
50%

Financial Debt – Linkage
(excluding hedging transactions)



ILS Float,
1%
CPI, 34%
ILS Fixed,
65%

Bezeq Group - 2020 Outlook

Given the outbreak of the coronavirus (COVID-19) and the resulting substantial uncertainty in the global economy, at this stage, the Company is unable to publish an accurate outlook for the Group's results for 2020.

The Company considers it important to continue to provide guidance, and will therefore continue to closely monitor developments in the coming months, and will consider, depending on the situation, the possibility of publishing a forecast for 2020, together with the publication of the results for the first quarter of 2020, if feasible.

Thank you



For more information please visit
ב-ir.bezeq.co.il